Exhibit 99.1

CIBC Provides Update on the Phase-Out of Non-Qualifying Capital Instruments under the OSFI Capital Adequacy Requirements Guideline

TORONTO, February 26, 2020 – CIBC (TSX: CM) (NYSE: CM) announced today that, subject to regulatory approval, it currently expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the $300 million 10.25% CIBC Tier 1 Notes – Series B issued by CIBC Capital Trust outstanding at that time (the “Tier 1 – Series B Notes”), meaning that this redemption right could occur as early as November 1, 2021.

As disclosed in CIBC’s Annual Report since 2011, it has been CIBC’s expectation to exercise its regulatory event redemption right in fiscal 2022 in respect of the Tier 1 – Series B Notes. Under the OSFI Capital Adequacy Requirements Guideline, any non-qualifying capital instruments (such as the Tier 1 – Series B Notes) outstanding as of November 1, 2021 will not be recognized as regulatory capital.

Future circumstances within or outside CIBC’s control, including generally applicable legal and regulatory changes that have the effect of causing non-qualifying regulatory capital to become compliant, as well as CIBC’s financial position and market conditions, may cause CIBC to change its expectation regarding the exercise of regulatory event redemptions and require CIBC to disclose an updated regulatory event redemption schedule.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy. We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

For further information:

Investor Relations:
Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com